Filed by Golden State Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company:  Golden State Bancorp, Inc.
                                                   Commission File No. 000-29654


Citigroup Inc. ("Citigroup") and Golden State Bancorp Inc. ("Golden State") have filed a proxy statement/prospectus and other relevant documents concerning the merger (the "Merger") of Golden State and Mercury Merger Sub, Inc., a subsidiary of Citigroup, with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the proxy statement/prospectus and other documents filed by Citigroup and Golden State with the SEC at the SEC's web site at http://www.sec.gov. Free copies of Citigroup's filings may be obtained by directing a request to Citigroup, attention Citigroup Document Services, 140 58th Street, Suite 5i, Brooklyn, NY 11220; (877) 936-2737 (toll free); (718) 765-6514 (outside the U.S.). Free copies of Golden State's filing may be obtained by directing a request to Golden State, Shareholder Relations, 135 Main Street, San Francisco, California 94105;
Telephone: (415) 904-0188.

Golden State and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from Golden State stockholders to adopt the agreement providing for the Merger. The participants in this solicitation may include, under SEC rules, the directors and executive officers of Golden State, who may have interests in the transaction, including as a result of holding shares of Golden State common stock or options to acquire such shares. A detailed list of the names and interests of persons who may be considered participants in the solicitation of Golden State's stockholders under the rules of the SEC is set forth in the Annual Report on Form 10-K filed by Golden State with the SEC on March 28, 2002, and in the Annual Meeting Proxy Statement on Form 14A filed by Golden State with the SEC on April 12, 2002.

THE FOLLOWING IS A COMMUNICATION ISSUED BY GOLDEN STATE BANCORP INC. TO ALL PARTICIPANTS IN THE GOLDEN STATE BANCORP INC. OMNIBUS STOCK PLAN WITH OUTSTANDING RESTRICTED STOCK AWARDS ON AUGUST 6, 2002:

                             California Federal Bank
                                   MEMORANDUM


To: Participants in the Golden State Bancorp Inc. Omnibus Stock Plan with Outstanding Restricted Stock Awards


From:         Richard Leweke
              EVP, Administrative Services
              135 Main St., 20th Floor, San Francisco, CA 94105


Date:         August 6, 2002


Re:           Merger with Citigroup and Restricted Stock Awards


The purpose of this memorandum is to alert you to the following important information on how the proposed merger (the "Merger") of Golden State Bancorp ("Golden State") into a wholly owned subsidiary of Citigroup Inc. ("Citigroup") will affect Omnibus Stock Plan participants with outstanding (unvested) restricted stock awards.


Merger Consideration

You have the right to elect to receive merger consideration for each restricted share of Golden State common stock in the form of cash or shares of Citigroup common stock, subject to proration.

The Proxy Statement, dated July 23, 2002, that was filed with the Securities and Exchange Commission and delivered to stockholders in connection with the Merger, contains detailed information about the election to receive the merger consideration in the form of cash and/or Citigroup stock. Included with your Proxy Statement is an election form for your restricted shares. Please note that this election form is separate from and in addition to any election forms you receive with respect to Golden State Stock already owned by you, including previously vested restricted stock. To make an election with respect to your restricted stock, you must complete the election form included with your proxy statement and return it, as set forth on the election form, to Citibank, N.A., EXCEPT THAT YOU WILL NOT INCLUDE A CERTIFICATE for your restricted shares. This election will apply only to your restricted shares, and it will apply to all of your restricted shares even if you elect to have shares withheld for payment of taxes (see below).

The shares of restricted stock in the Omnibus Stock Plan will convert to Citigroup shares and cash, as outlined in the Proxy Statement, and Citigroup will deliver the respective certificates and/or cash to participants after the conversion, in accordance with participants' elections, subject to proration.


Payroll Taxes

Pursuant to the terms of your restricted stock award, upon consummation of the merger all previously restricted shares will become fully vested. When your restricted stock vests, you will recognize taxable income equal to the fair market value of the shares that are vesting, including the value of any shares withheld to pay applicable withholding taxes. The specific amount of the restricted share income recognized will equal the value of the merger consideration paid for those shares, but the amount cannot be determined until the close of business on the day of the Merger. You have two choices regarding payment of taxes:


1.       You can have shares withheld, or
2.       You can send a check in the amount of payroll taxes due.


Enclosed is a Payment of Taxes on Restricted Stock Vesting form. Use this form to choose which method of payment you want. Your Payment of Taxes on Restricted Stock Vesting form must be received in the Corporate Benefits Department in San Francisco by August 19, 2002. If you do not make an election for payroll tax payment, shares will be withheld to pay the applicable income and payroll taxes.

Return your Payment of Taxes on Restricted Stock Vesting form to Ned Hertz via fax at (415) 904-4698, interoffice at 05-135-1004, or through the US mail at 135 Main Street, 10th floor, San Francisco, CA 94105.

If you elect to pay the applicable tax liability with a check, we expect that you will be notified of the amount of total taxes due the day after the Merger. Your check must be received by the Corporate Benefits Department within two business days of that date. If your check is not received within two business days after Corporate Benefits notifies you of the tax amount, your payroll tax election will default to the shares withheld method.

If you have questions regarding your restricted stock awards, please call Ned Hertz at (415) 904-1175.

                            GOLDEN STATE BANCORP INC.
                               OMNIBUS STOCK PLAN

                  PAYMENT OF TAXES ON RESTRICTED STOCK VESTING

-------------------------------------------------------------------------------

1.   VESTING OF RESTRICTED SHARES

Name                                                   Number of Shares Vesting
----                                                   ------------------------
<<optioneename>>                                       <<grantshares>>


2.   ORDINARY INCOME RECOGNIZED
     I understand that the vesting of the above shares will result in ordinary income equal to the Fair Market Value of a share of Golden State common stock on the Vesting Date multiplied by the number of shares indicated in item 1, Vesting of Restricted Shares, above. Furthermore, I understand that income tax withholdings will be calculated at a 27% federal withholding rate, plus applicable state and local tax at the supplemental wage payment rates. To the extent due, FICA and Medicare tax will be withheld.


3.   PAYMENT OF TAXES AND FEES
     I elect to pay applicable taxes as a result of the vesting of my restricted stock by means of the following (elect one):
     |_| Using cash consideration (complete Subsection A below), or
     |_| Having shares of Golden State common stock withheld from the number of shares vesting indicated above. By checking this box, I agree to the terms set forth in Subsection B below.

    PAYMENT OF TAXES ON RESTRICTED STOCK

     SUBSECTION A - Payment of Tax with Cash (elect one)
                    -------------------------
     |_| I will send a check, made payable to California Federal Bank, in the amount of the applicable taxes due (I understand that Corporate Benefits will notify me of this amount due as soon as the shares vest), or


     |_| I will instruct my bank or broker, , to wire transfer to California Federal Bank, the amount of the applicable taxes (I understand that Corporate Benefits will notify me of this amount due as soon as the shares vest), pursuant to the following wire transfer instructions.

           California Federal Bank
           ABA#           3210-7000-7
           Attention:     Gayle Ender GL-22103600-740105
           Re:            Restricted Share Vesting of  <<optioneename>>

-------------------------------------------------------------------------------
     I understand that my check for the payment of payroll taxes must be received in Corporate Benefits (or that the funds must be wire transferred to Cal Fed) within two days of Corporate Benefits notifying me of the applicable taxes due. If the funds are not received within this timeframe, I understand that shares will be withheld, as described in Subsection B below to pay the taxes due.
-------------------------------------------------------------------------------


     SUBSECTION B - Payment of Tax by having Shares Withheld

     I hereby authorize Golden State to withhold, from the number of shares of common stock of Golden State otherwise issuable to me upon the vesting of my restricted shares, the number of shares having an aggregate Fair Market Value on the Vesting Date equal to the total taxes, with any fractional share so calculated being rounded up to one full share. Fair Market Value means the Per Share Amount, as that term is defined on page 51 in Golden State's Proxy Statement dated July 23, 2002. If a fractional share has been rounded up to one full share, I understand that I will receive cash for the difference between one full share and such fractional share based upon the Fair Market Value of a share on the Vesting Date. This will result in my receiving merger consideration in the merger between Golden State and a subsidiary of Citigroup Inc. (the "Merger Consideration") for the net vested shares after having shares withheld to pay withholding taxes.

4.   MERGER CONSIDERATION INFORMATION
     If I have submitted a fully completed election form to Citibank, N.A., my Merger Consideration will be sent to me pursuant to that form. Otherwise, I elect to receive my Merger Consideration by means of the following (elect one):
     |_| Mailed to me at the address shown in Subsection C below, or |_| With respect to any shares of Citigroup common stock, electronically transferred to my account as shown in Subsection D below.


     SUBSECTION C - Certificate mailed

     I request that certificate(s) for the share portion of the Merger Consideration be registered as follows and delivered to the address below:


     Street:
                  -------------------------------------------------------------


     City, State, ZIP:
                      ---------------------------------------------------------


     SUBSECTION D - Certificate electronically transferred

     I request that the share portion of the Merger Consideration be electronically transferred to the account information below.

     Broker Name:
                  -------------------------------------------------------------



     Contact Information:
                           ----------------------------------------------------




     DTC#:
                  -------------------------------------------------------------



     Account #:
                  -------------------------------------------------------------



5.   SECTION 16 ACKNOWLEDGEMENT

     If I am considered to be an insider for purposes of Section 16 of the Securities Exchange Act of 1934, I acknowledge that Golden State has informed me that any sale of my shares, which term includes not only the sale of shares acquired upon vesting of my restricted share grant and any withholding of shares otherwise deliverable to me, can be matched against certain purchases of Golden State common stock by me within six months before or after the date of sale and that, if the sale price exceeds any such purchase price, Section 16 requires me to forfeit to Golden State the difference between such sale price and purchase price. I further understand that any sale of my restricted shares and the withholding of shares to pay withholding and Social Security taxes are reportable events under Section 16 with respect to which I must make appropriate filings with the Securities and Exchange Commission. If you have any questions regarding
     Section 16 and its applicability to you, please call James Eller at (415) 904-1339.



         <<optioneename>>                         <<SSN>>
         Name                                     Social Security Number





     ------------------------                 ----------------------
         Signature                                Date